UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

July 23, 2003

Date of Report (Date of earliest event reported)

COMMERCE ONE, INC.

(Exact name of registrant as specified in its charter)



Delaware	**000-32979**	**94-3392885**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

4440 Rosewood Drive, Pleasanton, California 94588

(Address of principal executive offices including zip code)

(925) 520-6000

(Registrant's telephone number, including area code)

Not Applicable

(former name or former address, if changed since last report)

EXPLANATORY NOTE

The Company is filing this Form 8-K to refile the Form 8-K that was inadvertently filed on July 23, 2003 under the Commission File Number and IRS Employer Identification Number of Commerce One prior to its reorganization in 2001. Other than the aforementioned changes, all other substantive information included in the initial filing is unchanged.

Item 7. Financial Statements and Exhibits

> (c)   Exhibits.
>
> 99.1 Press Release issued by Commerce One, Inc. dated July 23, 2003

Item 12. Results of Operations and Financial Condition

On July 23, 2003, Commerce One, Inc. issued a press release announcing results for the quarter ended June 30, 2003. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 8-K and is incorporated by reference herein.

The information in this Current Report on Form 8-K and the exhibits attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE ONE, INC.

/s/ Charles Boynton
Charles Boynton
Chief Financial Officer

Date: August 6, 2003

Exhibit No.	Description
99.1	Press Release issued by Commerce One, Inc. dated July 23, 2003